UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

CANNA CORPORATION

(Exact name of registrant as specified in its charter)

Colorado	000-55788	46-3289369
(State of Incorporation)	(Commission File Number)	IRS Employer ID No.

8358 West Oakland Park Blvd.

Suite 300

Sunrise, Florida 33323

(Address of Principal Executive Offices)

954-406-0750

(Registrant's Telephone Number including Area Code)

CANNA CORPORATION.

8358 West Oakland Park Blvd.

Suite 300

Sunrise, Florida 33323

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the Exchange Act) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

This Information Statement is being mailed on or about May 20, 2020, to the shareholders of record of common stock of Canna Corporation, Inc., a Colorado corporation (“we”, “us”, or the “Company”), as of the close of business on May 18, 2020 (the “Record Date”).  You are receiving this Information Statement in connection with the resignation and appointment of certain persons that will change a majority of the Company’s Board of Directors pursuant to a change of control transaction as detailed herein.

Description of the Change in Control

On January 16, 2020, Canna Corporation, (the “Company” or the “Registrant”) entered into an agreement attached hereto as Exhibit 10.1 (the “Acquisition Agreement”), to acquire the majority ownership interest of Agra Nutraceuticals Corporation (“Agra”), a Colorado corporation, having a registered business address of 67 SW 12th Ave, Ste 500, Deerfield Beach, Florida 33442. Pursuant to the Acquisition Agreement the Company acquires seventy-seven and one-half percent (77.5%) of the issued and outstanding shares of common stock of Agra to be transferred to it from the majority shareholder of Agra, SBS Eco Trust. In consideration of the acquisition of the Agra shares, the Registrant will issue 803,000 shares of its Series A Preferred Stock and 197,000,000 shares of common stock, all of which has been returned to the Company by Dror Svorai, the Registrant’s majority shareholder, President, CEO and sole officer and director (The “Acquisition”).

In connection with the Acquisition Agreement, the Company underwent a change of control. As a result of the Acquisition, the SBS Eco Trust, whose trustee is Esther Bittelman, an individual, and Secretary of Agra, became controlling and majority shareholder of the Registrant (the “Change of Control”).

As a result of entry into the Acquisition Agreement, Mr. Svorai resigned at the end of the business day on January 17, 2020, following the appointments and acceptances by the new officers and directors of the Registrant. The following people were appointed as officers and directors of the Company:

Name	Position

Sacha Alessandro Ceruti	President and CEO, Director

Daniel Rodgers	Treasurer, Director

Esther Bittelman	Secretary, Director

Devin Avery	Director

Syed Rizvi	Director

David Lilly	Director

1

Accordingly, effective as of the 10th day after this Information Statement is filed with the Securities and Exchange Commission and transmitted to the shareholders of the Company, the above referenced individuals will be the officers and directors of the Company and the Transaction will be closed.

VOTING SECURITIES

Our Articles of Incorporation authorize us to issue 350,000,000 shares of common stock and 1,000,000 shares of Series A Preferred Stock. As of the Record Date, 239,062,949 shares of our common stock and 803,000 shares of our Series A Preferred Stock were issued and outstanding.

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our common stock have no preemptive rights to purchase our common stock. There are no conversion rights or sinking fund provisions for the common stock. Each share of Series A Preferred converts to 1,000 shares of common. Each share of the Series A Series A Preferred Stock has the voting rights equivalent of 20,000 shares of common stock (identical in every other respect to the voting rights of the holders of common stock entitled to vote at any regular or special meeting of the shareholders).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of the Record Date, by: (i) each of our current directors; (ii) each of our current executive officers; and (iii) each person or group known by us to beneficially own more than 5% of our issued and outstanding shares of common stock.  Unless otherwise indicated, the shareholders listed below possess sole voting and investment power with respect to the shares they own.

As of the Record Date, 239,062,949 shares of our common stock and 803,000 shares of our Series A Preferred Stock were issued and outstanding.

Name and Address of Beneficial Owner	Title of Class	Amount & Nature of Beneficial Ownership (1)	Percent of Class (2)
Sacha Alessandro Ceruti, CEO	Common	-0-	-0-
Daniel Rodgers, Director	Common	-0-	-0-
Esther Bittelman, Secretary (3)	Common	197,000,000	82.4%
	Series A Preferred	802,000	100%
Devin Avery	Common	-0-	-0-
Syed Rizvi	Common	-0-	-0-
David Lilly	Common	-0-	-0-
All Officers and Directors as a Group (1)	Common	197,000,000	82.4%
	Preferred	802,000	100%
5% of Greater Holders:
SBS Eco Trust (3)	Commons	197,000,000	82.4%

(1) The number and percentage of shares beneficially owned is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules,

2

beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2) Based on 239,062,949 shares of our common stock and 803,000 shares of our Series A Preferred Stock were issued and outstanding.

(3) Esther Bittelman is the trustee of SBS Eco Trust and has sole voting and dispositive control over the shares held by the trust.

DIRECTORS AND EXECUTIVE OFFICERS

Identification of Current Executive Officers and Directors of the Company

Our outgoing executive officer and director is as follows:

Name	Position(s) Held	Tenure
Dror Svorai Age 51	President, Chief Executive Officer, Chief Financial Officer, Secretary, and Director	From August 2018

The background and business experience of our sole executive officer and director is as follows:

Dror Svorai is President, Chief Executive Officer, Secretary and Treasurer and sole director of Canna Corporation (formerly Mining Power Group, Inc.). From 2012 to 2018, Dror Svorai was the President, CEO and Treasurer of Vapor Group, Inc., which he co-founded in 2012 along with its subsidiaries, Total Vapor Inc., Vapor 123, Inc. and Vapor Products, Inc. In this capacity, he oversaw its day-to-to operations and managed their growth. In the ten years prior to 2012, Mr. Svorai has served in executive positions, including president and chief executive officer of several companies, and has maintained an ongoing involvement in several private real estate ventures. Before 2012, Mr. Svorai also was involved in investments in real estate, and was a business owner in the garment industry and the private jet industry. From 1997 until 2001, Mr. Svorai was the founder and chief executive officer of Ocean Drive of Orlando, Florida. From 1998 until 2003, Mr. Svorai was the founder and chief executive officer of Ocean Drive Fashion. From 2003 until 2006 Mr. Svorai was the founder and chief executive officer of the D & D Fashion Group Inc.

Identification of Incoming Executive Officers and Directors of the Company

The following changes to our Executive Officers and Board of Directors shall occur pursuant to the change in ownership of the Company:

•	Mr. Svorai, the Company’s sole officer and director, tendered his resignation from all positions held with the Company; and

Our incoming executive officer and director is as follows:

Name	Position

Sacha Alessandro Ceruti	President and CEO, Director

Daniel Rodgers	Treasurer, Director

Esther Bittelman	Secretary, Director

Devin Avery	Director

Syed Rizvi	Director

David Lilly	Director

3

The following states the individual business experience of each of the aforementioned new officers and directors:

Sacha Alessandro Ceruti, age 43, Director, President and CEO, is a 10-year cannabis industry professional who has over 25 years of business experience. He is an industry acknowledged expert in both commercial hemp and cannabis genetics and cultivation and is held in high regard for his work ethic, industry knowledge, and his ability to efficiently scale up production through genetic selection, work process implementation, and a personal hands-on approach to business.

He operates Creative Canna Consulting and Phyto Consulting as each company’s CEO, and recently headed a consulting team for Stanley Brothers and Charlotte’s Web. He also works in direct partnership with the Stanley Brothers’ cannabis company that is pursuing a license application for cultivation in Spain. He has written and obtained licenses for growing hemp and cannabis in several countries and US states. In addition, he frequently partners with such companies as CW Hemp - Charlotte’s Web, Bhang Chocolate, The Hemp Exchange and Dutch Passion Cannabis Breeding. Independently, Mr. Ceruti operates privately-held cultivation properties in the south of Spain and distribution operations in the state of Florida.

Daniel Rogers, age 46, is a Director and Treasurer of the Registrant. He has over 10 years executive experience with regulated cannabis companies in 7 states, with broad experience in management and operations of complicated structures and processes in regulated industries. He has over 20-years finance and accounting experience, and has been a previous FDIC licensed bank auditor. He is past Chairman of the State of Colorado Marijuana Industry Group’s Banking / Finance Subcommittee, and was named one of the 20 most influential people in cannabis by the International Business Times – April, 2015. He holds a Seattle Central College Medical Marijuana Consultant Certificate, and serves as a member of the board of directors of various cannabis companies.

Esther Bittelman, age 89, is a Director of a privately-held group of Brazilian companies owned by Juesvi Production Company, a British West Indies corporation, originally controlled by her father, Salvador Behar. Esther Bittelman assumed control of these companies after the death of Jack Bittelman, her husband. In addition, Esther has been President of various, other privately-held US companies.

Devin Avery, age 57, PhD, is President of Skywater International, Inc. and was the past founding President of the South Florida Economic Foundation, and Vice President of Island Sky. Prior to that he was Strategic Development Manager for the Broward County, Florida, Office of Economic Development.

Syed Rizvi, age 42, Ph.D., M.S., M.B.A. From 2018-Present, he is Assistant Professor, School of Pharmacy, Hampton University, Hampton, Virginia. He is also currently Associate Research Scholar, Division of Clinical & Translational Research, Larkin Community Hospital, South Miami, FL. Previously, he was Clinical Research Director, UHI CommunityCare Clinic, Opa-locka, FL and at JAS Medical Management, Miramar, FL. From 2014-2018, Mr. Rizvi was Adjunct Professor, Physical Sciences & Wellness, Broward College (A. Hugh Adams Central Campus), Davie, FL, and from 2011-2018, Assistant Professor, Department of Pharmaceutical Sciences, College of Pharmacy, Nova Southeastern University (NSU), Ft. Lauderdale, FL.

David Lilly, age 82, is a retired former attorney who incorporated the original predecessor of Agra Nutraceuticals Corporation.

Significant Employees

We have no significant employees other than the officers and directors described above.

4

Family Relationships

There are no family relationships among our current and incoming officers, directors or persons nominated for such positions.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has been involved in the following:

(1)	A petition under the Federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)	Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.	Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4)	Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5)	Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6)	Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)	Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

5

ii.	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)	Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2019, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Code of Ethics

We have adopted an informal Code of Ethics that applies to our officers and directors, which we feel is sufficient at this time given that we are still in the start-up, development stage and have no employees other than our officers and directors.

Committees of the Board of Directors

We do not presently have a separately designated standing audit committee, compensation committee, nominating committee, executive committee or any other committees of our Board of Directors. The functions of those committees are currently undertaken by our Board of Directors.

Audit Committee

We have not established a separately designated standing audit committee, nor do we have an audit committee financial expert serving on our Board of Directors. However, the Company intends to establish a new audit committee of the Board of Directors that shall consist of independent directors.  The audit committee’s duties will be to recommend to the Company’s board of directors the engagement of an independent registered public accounting firm to audit the Company’s financial statements and to review the Company’s accounting and auditing principles.  The audit committee will review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent registered public accounting firm, including their recommendations to improve the system of accounting and internal controls.  The audit committee shall at all times be composed exclusively of directors who are, in the opinion of the Company’s board of directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

6

Related Party Transactions and Director Independence

Effective July 1, 2019, the Company sold its interests in Northway Mining to Dror Svorai, the Company’s CEO, sole director and controlling shareholder.

The Company has no formal written employment agreement or other contracts with our current or incoming officers and directors and there is no assurance that the services to be provided by them will be available for any specific length of time in the future. The amounts of compensation and other terms of any full time employment arrangements would be determined, if and when, such arrangements become necessary.

For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 5605(a)(2). The OTC Markets Pink Market on which shares of our common stock are quoted does not have any director independence requirements. The NASDAQ definition of “Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

According to the NASDAQ definition, Mr. Svorai is not an independent director because he was a controlling shareholder and also an executive officer of the Company.  Further, of our incoming directors, Esther Bittelman, will not be an independent director because she is the trustee of SBS Eco Trust, which pursuant to the transactions described herein, is not the controlling shareholder of the Company.

Review, Approval or Ratification of Transactions with Related Persons

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separated or combined, however, we have traditionally determined that, due to the small size of the Company and the nature of its operations, it is in the best interests of the Company and its shareholders to combine these roles.

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s tolerance for risk. While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

Board Meetings and Committees; Annual Meeting Attendance

As we had only a single director, the Board of Directors did not hold any general meetings during the Company’s last fiscal year ended December 31, 2019. The Company has no committees. We do not have a formal policy regarding frequency of Board meetings or annual meetings of shareholders.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our current or incoming directors, officers or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

7

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation paid to our executive officers during the years ended December 31, 2019 and 2018.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Dror Svorai President, CEO, CFO, Secretary and Director	2019	0	0	0	0	0	0	0	0
	2018	0	0	0	0	0	0	19,000	19,000
Ryan Lehman, CFO Northway Mining, LLC	2019	0	0	0	0	0	0	0	0
	2018	0	0	0	0	0	0	6,000	6,000

Narrative Disclosure to Summary Compensation Table

There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company with respect to any executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, or its subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

Outstanding Equity Awards at Fiscal Year-End

There are no current outstanding equity awards to our executive officers as of December 31, 2019.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers.

Compensation Committee

We currently do not have a compensation committee of the Board of Directors. The Board of Directors as a whole determines executive compensation.

Compensation of Directors

Directors receive no extra compensation for their services to our Board of Directors.

NO DISSENTERS' RIGHTS

Under Colorado corporate law, shareholders are not entitled to dissenters’ rights with respect to the transactions described in this Information Statement.

8

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy our reports or other filings made with the SEC at the SEC’s Public Reference Room, located at 100 F Street, N.W., Washington, DC 20549.  You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  You can also access these reports and other filings electronically on the SEC’s web site, www.sec.gov.

By Order of the Board of Directors,

Date:  May 19, 2020

/s/ Sacha Alessandro Ceruti

Sacha Alessandro Ceruti President, CEO and Member of the Board of Directors

9